UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

AMENDED REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of the issue of
INR 4,250,000,000 6.875 per cent. Notes due 30 July 2031 (payable in USD)

by the European Bank for Reconstruction and Development pursuant to its
EUR 60,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 26 July 2024, as amended on 30 July 2024

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Indian Rupee (“INR”) 4,250,000,000 6.875 per cent. Notes due 30 July 2031 (payable in USD) (the “Notes”) of the European Bank for Reconstruction and Development (the “Bank”) pursuant to the Bank’s EUR 60,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by the Supplementary Offering Circular dated 22 July 2019, the Supplementary Offering Circular dated 13 June 2024 and a Pricing Supplement dated 26 July 2024 (together, the “Offering Circular”).

This amended report (the “Amended Report”) amends the report dated 26 July 2024 and filed by the Bank with the Securities and Exchange Commission on the same date (the “Original Report”) in order to file the Amended Pricing Supplement as an exhibit to the report under Item 7(d)(iv), which replaces and supersedes the Pricing Supplement dated 26 July 2024 previously filed as an exhibit to the Original Report under Item 7(d)(iv). The Amended Pricing Supplement corrects the nominal amounts of the Notes as reflected in Part A, Item 2 and Part B, Item 4 of the Pricing Supplement to align with the amount included in the headline of the Pricing Supplement. Other than the Amended Pricing Supplement and correcting the date of the Purchaser's Confirmation in Item 2 below, the Bank is not amending or updating any part of the Original Report.

Item 1. Description of Obligations

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank pari passu without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser’s Confirmation dated 26 July 2024 (the “Purchaser’s Confirmation”) provided by Deutsche Bank AG, London Branch (“Deutsche Bank”) pursuant to a Programme Agreement dated 3 July 2012 (the “Programme Agreement”), Deutsche Bank has agreed to purchase the Notes. The obligations of Deutsche Bank are subject to certain conditions as set forth in the Purchaser’s Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	100.00%	N/A	100.00%
Total	INR 4,250,000,000.00(1)	N/A	INR 4,250,000,000.00(1)

(1)  Payable in U.S. dollars in the amount of USD 50,794,789.05.

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Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

Deutsche Bank has agreed to pay the fees and expenses of its own legal advisers, any fees and expenses of Citibank, N.A. and any paying agents, any expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the registered notes, the preparation and printing of the Notes (except any definitive notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any, the cost of any publicity agreed by the Bank in connection with the issue of the Notes, if any, and the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Bank in connection with the necessary United States filing, as set forth in the Purchaser’s Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations as described in the Offering Circular.

Item 7. Exhibits

(a)	The Deed of Covenant dated 3 July 2012.*

(b)	Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c)	(i)	The Programme Agreement dated 3 July 2012.*
	(ii)	The Purchaser’s Confirmation dated 26 July 2024****
	(iii)	The Agency Agreement dated 3 July 2012.*

(d)	(i)	The Offering Circular dated 3 July 2012.*
	(ii)	The Supplementary Offering Circular dated 22 July 2019.**
	(iii)	The Supplementary Offering Circular dated 13 June 2024.***
	(iv)	The Amended Pricing Supplement dated 26 July 2024.

*Previously filed with the Securities and Exchange Commission on 17 July 2012.

** Previously filed with the Securities and Exchange Commission on 27 August 2019.

*** Previously filed with the Securities and Exchange Commission on 1 July 2024.

**** Previously filed with the Securities and Exchange Commission on 26 July 2024.

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